Exhibit 99.1

Yingli Green Energy Americas, Inc.

East Coast Office 489 5th Ave., 9th Floor New York, NY 10017 F +1.212.686.8806	West Coast Office 601 California St., Suite 1150 San Francisco, CA 94108 F +1.415.788.8821
YINGLISOLAR.COM NYSE:YGE Headquarters 3099 North Chaoyang Avenue Baoding 071051 China

Yingli Green Energy Comments on Final International Trade Commission Rulings for Imported Chinese Solar Cells and Modules

Decision Marks Closure of U.S. Solar Tariff Trade Case

BAODING, CHINA — November 7, 2012 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic (“PV”) manufacturers, which markets its products under the brand “Yingli Solar”, today commented on the final rulings by the International Trade Commission regarding the import of Chinese PV cells and modules to the United States. Today’s decision resulted in two rulings: the first found that the U.S. market has been “injured” due to the presence of imported Chinese cells and modules in the industry, and the second found that there are no applicable “critical circumstances”. As a result of the negative finding, Yingli Green Energy will not be held liable for the $13.7 million USD provision of duties that it has held on its balance sheet. In addition, solar modules assembled in China containing solar cells originating from a third country continue to be tariff-free.

“The threshold for determining injury to the U.S. market is incredibly low, and takes into account several factors, including policy changes, loss of jobs, sales results, et cetera. If only one of those factors is the presence of Chinese imports, then the ITC will make an affirmative injury determination, as it did today,” said Robert Petrina, Managing Director of Yingli Green Energy Americas. “We are relieved that this ruling marks the end of the U.S. trade investigations, and that we will be able to completely focus on serving our hard-working customers. This industry has grown tremendously over the past year, despite SolarWorld’s accusations, and we are grateful to the overwhelming majority of the market that has united behind us and supported affordable, clean energy.”

“Although today’s decision was partially favorable for Yingli, we are saddened to see the global ramifications of this case. We are in the midst of a global trade war now, and Europe will be defending itself vigorously in the footsteps of the U.S. decision,” said Mr. Liangsheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “We will always be appreciative to the U.S. solar industry that stood with us, and the other respondents. We remain hopeful that global free trade will prevail, and that affordable solar energy will soon be accessible to all.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. In August 2012, Yingli Green Energy reached a balanced vertically integrated production capacity of 2,450 MW per year, from facilities located in Baoding, Haikou, Tianjin and Hengshui, respectively. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China, Japan and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

YINGLI GREEN ENERGY CONTACTS:

In China:
Qing Miao
Director of Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com

In the Americas:
Helena Kimball
Head of Marketing
Yingli Green Energy Americas, Inc.
Tel: +1 603 5915812
E-mail: helena.kimball@yingliamericas.com

In Europe:
Rebecca Jarschel
Marketing Communications Manager
Yingli Green Energy Europe GmbH
Tel: +49 89 540303412
E-mail: rebecca.jarschel@ygee.eu